Exhibit 99.3

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Security Class

Holder Account Number

Form of Proxy - Special Meeting to be held on March 30, 2015

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 9:00 AM (Pacific Time) on March 26, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone		To Vote Using the Internet		To Vote by Fax

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com	•	Complete, sign and date the reverse hereof.

	1-866-732-VOTE (8683) Toll Free	•	Smartphone? Scan the QR code to vote now.	•	Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.

				•	Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.
If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

014EIA

Appointment of Proxyholder
I/We being holder(s) of Rio Alto Mining Limited hereby appoint: Klaus Zeitler, Chairman and Director, or failing him, Alex Black, President, Chief Executive Officer and Director,	OR	Print the name of the person you are appointing if this person is someone other than Klaus Zeitler or Alex Black.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Rio Alto Mining Limited to be held at the offices of Davis LLP, Suite 2800, Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7, on March 30, 2015 at 9:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Arrangement Resolution	☐	☐
To consider and, if deemed advisable, approve, with or without amendment, a special resolution (the “Rio Alto Arrangement Resolution”) approving a plan of arrangement involving Rio Alto Mining Limited (“Rio Alto”), Tahoe Resources Inc. (“Tahoe”) and 1860927 Alberta Ltd. pursuant to Section 193 of the Business Corporations Act (Alberta) and related matters, the full text of which resolution is set forth in Appendix “A” to the accompanying management information circular dated February 27, 2015 (the “Rio Alto Circular”), whereby, among other things, Tahoe will acquire all of the issued and outstanding common shares of Rio Alto (the “Rio Alto Shares”) and the shareholders of Rio Alto will receive 0.227 of a common share of Tahoe and C$0.001 in cash, for each Rio Alto Share held, all as more particularly described in the Rio Alto Circular and the management information circular supplement attached thereto.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		MM / DD / YY

R I O Q	0 5 2 4 9 5	A R 0

014EJA